SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         NETWORK COMPUTING DEVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120N100
                                 -------------
                                 (CUSIP Number)
                                    Copy to:
Kiskiminetas Springs School                    Esanu Katsky Korins & Siger, LLP
1888 Brett Lane                                605 Third Avenue
Saltsburg, PA 15681                            New York, New York 10158
Attention: Ms. Linda Miller                    Attention:  Roy M. Korins, Esq.
Telephone (724) 639-3586                       Telephone (212) 953-6000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                   May 5, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space__.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   64120N100           SCHEDULE 13D
-------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of Above Person (entities only)

          Kiskiminetas Springs School
-------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group*            (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------

3         SEC Use Only

-------------------------------------------------------------------------------

4         Source of Funds*          WC, OO

-------------------------------------------------------------------------------

5        Check Box if Disclosure of Legal Proceedings is Required        [ ]

-------------------------------------------------------------------------------

6        Citizenship or Place of Organization                      Pennsylvania

-------------------------------------------------------------------------------

                     7     Sole Voting Power
                            1,116,300 shares                            6.9%
                     ----------------------------------------------------------
Number of            8     Shared Voting Power
Shares                     0 shares                                       0%
Beneficially         ----------------------------------------------------------
Owned By             9     Sole Dispositive Power
Each                       1,116,300 shares                             6.9%
Reporting            ----------------------------------------------------------
Person               10    Shared Dispositive Power
With                       0 shares                                       0%
-------------------------------------------------------------------------------

11        Aggregate Amount Beneficially Owned By Each Reporting Person

                                  1,116,300 shares
-------------------------------------------------------------------------------

12        Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                [ ]

-------------------------------------------------------------------------------

13        Percent of Class Represented by Amount in Row (11)            6.9%
-------------------------------------------------------------------------------

14        Type of Reporting Person*
                                                      CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Statement on Schedule 13D (this "Statement") relates to transactions effected on May 5, 1998 (the "Reporting Date"). As of the Reporting Date, the Kiskiminetas Springs School (the "Reporting Person") was the beneficial owner of 858,500 shares of the Common Stock, par value $.001 per share (the "Common Stock), of Network Computing Devices, Inc. (the "Issuer"), and first became the owner of more than 5% of the Issuer's outstanding Common Stock (based on 17,121,409 shares of Common Stock outstanding as reported in the Form 10-Q of the Issuer filed on May 11, 1998). This Statement reflects information as of October 12, 1999. Pursuant to Rule 13d-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Reporting Person is filing a related Statement on Schedule 13G immediately after the filing of this Statement. Information contained in this Statement regarding persons other than the Reporting Person is furnished to the best knowledge of the Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 350 North Bernardo Avenue, Mountain View, CA 94043.

ITEM 2.  IDENTITY AND BACKGROUND.

         This  Statement is being filed by the Reporting  Person.  The Reporting
Person is a Pennsylvania non-profit educational institution that has an endowment composed of the shares of the Issuer's Common Stock and certain other securities. The Reporting Person currently holds 170,000 shares of Common Stock in an account at PaineWebber Incorporated (the "PaineWebber Account") and 946,300 shares of Common Stock in an account at Piper Jaffray Inc. (the "Piper Jaffray Account").

         Since March 1999, the voting power and the investment power of the Reporting Person over the shares of Common Stock held in the PaineWebber Account and the Piper Jaffray Account has been vested solely in the Finance Committee of the Board of Trustees of the Reporting Person (the "Finance Committee"), which is exercised by the approval of the majority of the members thereof. The Finance Committee is composed of seven members. The Members of the Finance Committee are Alan J. Andreini, Michael Yukevich, Jr., John A. Pidgeon, Allen R. Glick, Carl
L. Kalnow, James P. Moore, Jr., Maynard H. Murch, IV, Janice Fuellhart*. Such decisions of the Finance Committee are then carried out by certain individuals authorized to make trades or vote securities in the Piper Jaffray Account and the PaineWebber Account. Each of Michael Yukevich, Jr., Chairman of the Board of Trustees of the Reporting Person (the "Board of Trustees") and a member of the Finance Committee, and Linda K. Miller, the Business Manager of the Reporting Person, is authorized to direct the trading and voting of the Issuer's Common Stock held in the Piper Jaffray Account in accordance with the decisions of the Finance Committee. Each of Alan J. Andreini, Chairman of the Finance Committee, and John A. Pidgeon, the Headmaster of the Reporting Person, is authorized to direct the trading and voting of the Issuer's Common Stock held in the PaineWebber Account in accordance with the decisions of the Finance Committee.

--------
  *Member of the Board of Trustees and the Finance Committee since May 1999.

         From April 1996 to February 22, 1999, Mr. Andreini was authorized by the Board of Trustees to exercise investment and voting power over the shares of the Issuer's Common Stock held in the Piper Jaffray Account and the PaineWebber Account. During such period, Mr. Andreini was permitted to exercise such authority without approval from the Finance Committee. In March 1999, when Mr. Andreini requested the termination of his investment and voting power over the securities held in the Piper Jaffray Account and the PaineWebber Account, all investment and voting power over any securities held in such Accounts became subject to the prior approval of the Finance Committee. Mr. Andreini is still an authorized person for the PaineWebber Account.

         Mr. Andreini has filed a Schedule 13D and a Schedule 13G under his own name with respect to the Issuer's Common Stock, and he is not a reporting person hereunder. Mr. Andreini's filings disclose the Reporting Person's ownership of the Issuer's Common Stock.

         Information with respect to the Reporting Person and the members of the Finance Committee (in accordance with Instruction C to Schedule 13D) is set forth below.

         1.       a.     KISKIMINETAS SPRINGS SCHOOL is a not-for-profit
                         corporation  organized  under the laws of Pennsylvania.

                  b.     ADDRESS:
                         1888 Brett Lane
                         Saltsburg, PA  15681

                  c.     PRINCIPAL BUSINESS:  Secondary educational institution.

                  d. CONVICTIONS: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
                         Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  Not applicable.

         2.       a.     MICHAEL   YUKEVICH,  JR. is  a member and the  Chairman
                         of the Board of  Trustees  and  a member of the Finance
                         Committee.

                  b.     ADDRESS:
                         Yukevich, Marchetti, Liekar & Zangrilli, P.C. One Gateway Center, Sixth Floor
                         Pittsburgh, PA  15222

                  c.     PRINCIPAL OCCUPATION:  Attorney.

                  d. CONVICTIONS: During the last five years, Mr. Yukevich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Yukevich has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  United States.

         3.       a.     LINDA K. MILLER is the Business Manager of the
                         Reporting Person.

                  b.     ADDRESS:
                         Kiskiminetas Springs School
                         1888 Brett Lane
                         Saltsburg, PA  15681

                  c. PRINCIPAL OCCUPATION: Business Manager of the Reporting Person.

                  d.     CONVICTIONS:  During  the  last five years,  Ms. Miller
                         has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Ms. Miller has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws

                  f.     CITIZENSHIP:  United States.

         4.       a.     JOHN  A. PIDGEON  is  the  Headmaster  and President of
                         the Reporting Person, a member of the Board of Trustees and a member of the Finance Committee.

                  b.     ADDRESS:
                         Kiskiminetas Springs School
                         1888 Brett Lane
                         Saltsburg, PA  15681

                  c.     PRINCIPAL OCCUPATION:  Headmaster of the Reporting
                         Person.

                  d. CONVICTIONS: During the last five years, Mr. Pidgeon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e.     PROCEEDINGS:  During the  last  five years, Mr. Pidgeon
                         has  not  been  a  party  to a  civil  proceeding  of a
                         judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  United States.

         5.       a.     ALAN  J. ANDREINI is a member of the Board of  Trustees
                         and Chairman of the Finance Committee.

                  b.     ADDRESS:
                         395 Hudson Street
                         New York, New York 10014

                  c. PRINCIPAL OCCUPATION: President and Chief Executive Officer of InterWorld Corporation, a corporation principally engaged in the provision of Internet commerce software for sales, order management, order fulfillment, customer service and other applications.

                  d. CONVICTIONS: During the last five years, Mr. Andreini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Andreini has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  United States.

         6.       a.     ALLEN  R. GLICK  is  a  member of the Board of Trustees
                         and a member of the Finance Committee.

                  b.     ADDRESS:
                         P.O. Box 8446
                         La Jolla, California 92038

                  c. PRINCIPAL OCCUPATION: Chief Executive of Alta Resource Group International, Inc.

                  d.     CONVICTIONS:  During  the  last five years,  Mr.  Glick
                         has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Glick has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  United States.

         7.       a.     MAYNARD H.MURCH IV is a member of the Board of Trustees
                         and a member of the Finance Committee.

                  b.     ADDRESS:
                         9315 Euclid Chardon Road
                         Kirkland, Ohio 44094

                  c. PRINCIPAL OCCUPATION: President and Chief Executive Officer of Maynard H. Murch Company, Inc.

                  d.     CONVICTIONS:  During  the  last five years,  Mr.  Murch
                         has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Murch has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  United States.

         8.       a.     JANICE FUELLHART is  a  member of the Board of Trustees
                         and a member of the Finance Committee.

                  b.     ADDRESS:
                         c/o Page One Communications Ltd.
                         2 Brentside Executive Centre
                         Brentford, Middlesex  TW89DA
                         England

                  c. PRINCIPAL OCCUPATION: Chairman of Page One Communications Ltd.

                  d. CONVICTIONS: During the last five years, Ms. Fuellhart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Ms. Fuellhart has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  United States.

         9.       a.     JAMES P. MOORE, JR.is a member of the Board of Trustees
                         and a member of the Finance Committee.

                  b.     ADDRESS:
                         2919A Woodley Street
                         Arlington, Virginia 22206

                  c.     PRINCIPAL OCCUPATION:  President and Chief Executive of
                         ATI.

                  d.     CONVICTIONS:  During  the  last five years,  Mr.  Moore
                         has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Moore has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  United States.

         10.      a.     CARL L. KALNOW is a member of the Board of Trustees and
                         a member of the Finance Committee.

                  b.     ADDRESS:
                         c/o Seasongood and Mayer
                         414 Walnut Street, Suite 310
                         Cincinnati, Ohio 45202

                  c. PRINCIPAL OCCUPATION: Limited Partner of Seasongood and Mayer.

                  d.     CONVICTIONS:  During  the  last five years,  Mr.  Moore
                         has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  e. PROCEEDINGS: During the last five years, Mr. Moore has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  f.     CITIZENSHIP:  United States.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired some shares of the Issuer's Common Stock using funds it allocated from its revenues for purposes of establishing an endowment and a substantial portion of the Issuer's Common Stock using funds borrowed against marginable securities of other issuers held in the PaineWebber Account and in the Piper Jaffray Account, respectively. The funds borrowed in each account were obtained under the customary terms of PaineWebber Incorporated and Piper Jaffray, Inc., respectively, for such transaction. The aggregate purchase price paid for the shares purchased by the Reporting Person, including mark-ups, was $11,361,027.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired the shares of the Issuer's Common Stock for purposes of investment.

     The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of October 12, 1999, the Reporting Person was the beneficial owner of 1,116,300 shares of Common Stock of the Issuer, representing approximately 6.9% of the Issuer's outstanding Common Stock (based on 16,179,024 shares of Common Stock outstanding as reported in the Form 10-Q of the Issuer filed on August 16, 1999).

         (b) As of October 12, 1999, the Reporting Person had the sole power to vote and to dispose of 1,116,300 shares of Common Stock.

         (c) Prior to March 1999, transactions in the Common Stock were effected on behalf of the Reporting Person by Alan J. Andreini, a member of the Board of Trustees and Chairman of the Finance Committee. Set forth in Appendix A hereto, which is incorporated herein by reference, are all transactions in the Common Stock effected by the Reporting Person from the 60th day prior to the Reporting Date through October 12, 1999. Mr. Andreini executed such trades pursuant to authorization by the Board of Trustees to make such trades without consultation or prior approval. All of the transactions reflected in Appendix A were effected in open market transactions on The Nasdaq Stock Market.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     1. Pursuant to Resolution and Trading Authorization, a copy of which is filed as Exhibit 1 hereto, each of Mr Yukevich and Ms. Miller are, and Mr. Andreini was, authorized to instruct Piper Jaffray Inc. brokers to effect transactions and transfers on behalf of the Reporting Person the securities held in the Piper Jaffray Account.

     2. Pursuant to a letter from Piper Jaffray Inc., dated March 8, 1999, a copy of which is filed as Exhibit 2 hereto, each of Mr. Yukevich and Ms. Miller is authorized to instruct Piper Jaffray Inc. to effect transactions and transfers on behalf of the Reporting Person of the securities held in the Piper Jaffray Account, and Piper Jaffray Inc. confirmed the termination of Mr. Andreini's authority to effect transactions and transfers on behalf of the Reporting Person of the securities held in the Piper Jaffray Account.

     3. Pursuant to a Corporate Resolution, a copy of which is attached hereto as Exhibit 3, each of John A. Pidgeon and Alan J. Andreini is authorized to act on behalf of the Reporting Person in connection with the PaineWebber Account.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT 1 - Resolution and Trading Authorization of the Reporting Person, dated June 5, 1998.

     EXHIBIT 2 - Letter from Piper Jaffray Inc., dated March 8, 1999.

     EXHIBIT 3 - Corporate Resolutions of the Reporting Person, dated January 13, 1997.

     EXHIBIT 4 - Form of Piper Jaffray Prime Account Agreement.

     EXHIBIT 5 - Form of Piper Jaffray PAT Plus Account Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete, and correct.

Date: October  12, 1999.

                                            KISKIMINETAS SPRINGS SCHOOL


                                            By: s/John A. Pidgeon
                                                -----------------
                                            Name: John A. Pidgeon
                                            Title:  President





















ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                     APPENDIX A


TRANSACTIONS FOR ACCOUNT OF KISKIMINETAS SPRINGS SCHOOL

1.  PIPER JAFFRAY ACCOUNT

                        TYPE OF                              PURCHASE PRICE
     TRADE DATE         TRANSACTION         QUANTITY         IN U.S. DOLLARS
-------------------------------------------------------------------------------
      03/09/98             PURCHASE          15,000               11.8750
      04/15/98             PURCHASE          10,000               10.0000
      04/15/98             PURCHASE           2,500               10.1250
      04/15/98             PURCHASE           7,500               10.0000
      04/16/98             PURCHASE          10,000               10.1250
      04/22/98             PURCHASE           2,000                9.9375
      04/28/98             PURCHASE          10,000                9.3750
      04/29/98             PURCHASE          10,000                9.6250
      04/30/98             PURCHASE          10,000                9.3125
      05/04/98             PURCHASE           1,000                9.0313
      05/04/98             PURCHASE           4,000                9.1250
      05/05/98             PURCHASE           5,000                9.0000
      05/05/98             PURCHASE           5,000                9.2500
      05/05/98             PURCHASE           5,000                9.2500
      05/11/98             PURCHASE          10,000                8.7500
      05/12/98             PURCHASE           3,000                8.9375
      05/18/98             PURCHASE           5,000                8.6250
      05/21/98             PURCHASE           2,500                8.3750
      05/29/98             PURCHASE           5,000                8.3125
      05/29/98             PURCHASE           8,000                8.2200
      06/10/98             PURCHASE           5,000                7.9375
      06/12/98             PURCHASE           5,000                7.7500
      06/12/98             PURCHASE           5,000                7.8750
      06/12/98             PURCHASE           5,000                7.7500
      07/03/98             PURCHASE           2,500                7.9000
      08/19/98             PURCHASE           3,000                6.9375
      08/19/98             PURCHASE           1,000                7.0000
      08/21/98             PURCHASE           1,000                7.1250
      08/25/98             PURCHASE           2,000                6.8750
      08/27/98             PURCHASE           1,000                7.2500
      08/28/98             PURCHASE           3,000                7.1250
      08/28/98             PURCHASE           2,000                7.1250
      08/28/98             PURCHASE           2,000                7.3750
      08/31/98             PURCHASE           2,000                6.8750
      08/31/98             PURCHASE           5,000                6.7500
      08/31/98             PURCHASE           2,000                6.9375
      08/31/98             PURCHASE           2,000                6.8750
      08/31/98             PURCHASE           1,000                6.9375
      08/31/98             PURCHASE           2,000                6.9375
      08/31/98             PURCHASE           1,400                6.6250
      08/31/98             PURCHASE             600                6.7500

                                             TYPE OF         PURCHASE PRICE
     TRADE DATE          TRANSACTION         QUANTITY        IN U.S. DOLLARS
-------------------------------------------------------------------------------
      08/31/98             PURCHASE            1,600               6.5625
      08/31/98             PURCHASE              400               6.7500
      08/31/98             PURCHASE            2,000               6.6250
      09/01/98             PURCHASE            2,000               6.0000
      09/01/98             PURCHASE            2,000               5.7500
      09/01/98             PURCHASE            1,000               5.7500
      10/05/98             PURCHASE            1,000               5.6250
      10/06/98             PURCHASE            2,000               5.7500
      10/06/98             PURCHASE              700               5.7500
      10/06/98             PURCHASE            1,300               5.8125
      10/06/98             PURCHASE            1,000               5.8125
      10/08/98             PURCHASE            1,000               5.6250
      10/09/98             PURCHASE            1,000               5.4375
      10/09/98             PURCHASE            1,000               5.5000
      10/09/98             PURCHASE            1,000               5.5625
      10/09/98             PURCHASE            1,000               5.7500
      10/12/98             PURCHASE            2,000               5.8750
      10/12/98             PURCHASE              500               5.7500
      10/13/98             PURCHASE            2,000               5.3750
      10/13/98             PURCHASE            1,000               5.4375
      10/14/98             PURCHASE            2,000               5.0000
      10/14/98             PURCHASE            1,000               5.0000
      10/14/98             PURCHASE            1,000               5.1250
      10/14/98             PURCHASE            2,000               5.1250
      10/14/98             PURCHASE            1,000               5.1250
      10/14/98             PURCHASE            1,000               5.3125
      10/14/98             PURCHASE            1,000               5.1875
      10/15/98             PURCHASE            2,000               5.2500
      10/15/98             PURCHASE            2,000               5.4375
      10/15/98             PURCHASE            3,000               5.5000
      10/15/98             PURCHASE            2,000               5.5000
      10/15/98             PURCHASE            3,000               5.5000
      10/20/98             PURCHASE            2,000               5.3750
      10/20/98             PURCHASE            2,000               5.3750
      10/20/98             PURCHASE            2,000               5.3750
      10/20/98             PURCHASE            2,000               5.3750
      10/22/98             PURCHASE            2,000               5.5000
      10/22/98             PURCHASE            2,000               5.8438
      10/29/98             PURCHASE            2,000               6.5000
      10/29/98             PURCHASE            3,000               6.6250
      11/11/98             PURCHASE            5,000               6.6250
      11/11/98             PURCHASE            1,000               6.6250
      12/11/98             SALE                5,000               5.5000
      05/05/99             SALE               10,000               5.8750
      05/05/99             SALE               10,000               6.1250
      05/05/99             SALE               10,000               6.7500
      05/05/99             SALE                  700               7.0000
      07/22/99             SALE                3,000               4.8750

2.  PAINEWEBBER ACCOUNT


                           TYPE OF                            PURCHASE PRICE
     TRADE DATE          TRANSACTION       QUANTITY          IN U.S. DOLLARS
-------------------------------------------------------------------------------
      05/12/98             PURCHASE          3,000                8.8750
      05/15/98             PURCHASE          2,000                8.6250
      05/21/98             PURCHASE          2,000                8.3750
      06/24/98             PURCHASE          2,000                6.3750
      06/25/98             PURCHASE            500                6.1250
      06/25/98             PURCHASE          1,000                6.1250
      06/25/98             PURCHASE          2,000                6.1250
      06/25/98             PURCHASE          1,500                6.1250
      06/25/98             PURCHASE          5,000                6.1250
      06/25/98             PURCHASE          1,500                6.0625
      06/25/98             PURCHASE          3,500                6.0625
      06/26/98             PURCHASE          2,000                6.2500
      06/26/98             PURCHASE          2,900                6.2500
      06/26/98             PURCHASE            100                6.2500
      06/30/98             PURCHASE          1,000                7.6250
      06/30/98             PURCHASE          3,000                7.6250
      06/30/98             PURCHASE          1,000                7.6250
      06/30/98             PURCHASE          1,000                7.6250
      06/30/98             PURCHASE          1,000                7.8125
      06/30/98             PURCHASE          3,000                7.7500
      06/30/98             PURCHASE          1,000                7.7500
      06/30/98             PURCHASE          1,000                7.7500
      06/30/98             PURCHASE          1,000                7.7500
      06/30/98             PURCHASE          1,000                7.8125
      06/30/98             PURCHASE          1,000                7.8125
      06/30/98             PURCHASE          5,000                7.9688
      07/07/98             PURCHASE          5,000                8.2188
      07/07/98             PURCHASE          5,000                8.0625
      07/10/98             PURCHASE          5,000                8.7500
      07/16/98             PURCHASE          5,000                8.1875
      07/16/98             PURCHASE          5,000                8.1250
      07/17/98             PURCHASE          5,000                8.1250
      07/21/98             PURCHASE          2,000                7.3750
      08/12/98             PURCHASE          1,000                7.0625
      08/17/98             PURCHASE          2,000                6.8750
      08/17/98             PURCHASE          3,000                6.8750
      08/21/98             PURCHASE          3,000                9.1250
      08/27/98             PURCHASE          1,000                7.2500
      08/31/98             PURCHASE          2,000                6.7500
      10/06/98             PURCHASE          2,000                5.7500
      11/18/98             PURCHASE          1,300                7.7500
      11/18/98             PURCHASE          1,000                7.6875
      11/18/98             PURCHASE          1,600                7.7500

      11/18/98             PURCHASE          1,000                7.7500
      11/18/98             PURCHASE          1,000                7.7500
      11/18/98             PURCHASE          1,000                7.7500
                         TYPE OF                              PURCHASE PRICE
TRADE DATE               TRANSACTION       QUANTITY           IN U.S. DOLLARS
-------------------------------------------------------------------------------
      11/18/98             PURCHASE            100                7.7500
      11/18/98             PURCHASE          3,000                7.7500
      11/19/98             PURCHASE          3,000                6.8750
      11/19/98             PURCHASE          2,000                6.7500